FUNDSTECH CORP.
4425 Park Arroyo
Calabasas, CA 91302
(818) 222-7521

December 20, 2006

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:	Larry Spirgel
Assistant Director

Dear Sirs/Mesdames:

	Re:	Fundstech Corp.
Form SB-2
Filed on November 8, 2006
File No. 333-138512

Thank you for your letter of December 5, 2006 with respect to Form SB-2 filed by Fundstech Corp. (the “Company”) on November 8, 2006.

Our Business, page 6

1. Since the company's inception, the amount of private financing raised has been $802,000. We have updated our disclosure under Prospectus Summary, Our Business on page 6 accordingly.

Selling Stockholders, page 17

2. Previously, management determined that each purchaser qualified as an "accredited investor" because they were acquainted with the investors and they also had the investors complete prospective investor questionnaires. Now that we have updated the Form SB-2 and added some selling shareholders who purchased shares of our common stock pursuant to an exemption from registration under the 1933 Act under Regulation S, it is no longer true that management is acquainted with all of the selling shareholders. We have updated our disclosure under Selling Stockholders on page 17 accordingly, as follows:

      Other than the relationships described below, none of the selling stockholders had or have any material relationship with us. None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

3. Gary S. Dodak is Michael Dodak’s brother. Gary S. Dodak is also an accredited investor. We have updated our disclosure under Selling Stockholders on page 17 by adding the family relationship in new footnote (13).

Directors, Executive Officers, Promoters and Control Persons, page 21

4. We have made changes to the structure of our management team since inception in an effort to place the best people we have in the positions where they can be most effective for the company. We believe that these changes will contribute to management stability over the long term.

The changes that we made to our management structure since inception were numerous: Michael J. Dodak became CEO, David Fann became a Vice President and the position of Vice President was added to the positions that Paul Cox already held with the company. Mr. Dodak brings with him over ten years of experience in the transaction processing industry, the last five of which he was the CEO of Global Axcess Corp. (“Global”), a company that had nationwide distribution of automated teller machines, including the processing of over one million monthly transactions. He was also responsible for introducing Global to overseas markets. Mr Dodak has strong, relevant experience for our business. Mr. Headlund will focus on the North American market where he has had the most experience. Mr. Fann was also employed by Global where he was responsible for the raising of capital (both equity and debt financings) as well as client and investor relations.

We believe that the current management structure is the correct one for the company and we made the changes we did to promote the stability of our management and increase the possibility that our company will eventually succeed in its business objectives.

We have corrected the reference to Mr. Headlund as our CEO on page 27 under “Description of Property”.

Competition, page 35

5. In the markets that we target, we do view depository institutions as competitors because they have debit card programs. They generally have developed a two pronged marketing approach: 1) they try to establish a low cost bank account with a debit card attached; and 2) they sell debit cards pre-loaded in dollar denominations such as $20.00 gift cards, which means that the customer does not need a bank account. Depository institutions have had some success in selling debit card programs and they can be formidable competitors given their larger size and name recognition. We intend to compete on price structure, program size, scalability and product offering features, as well as innovative solutions related to transaction processing. We have updated our disclosure under Competition on page 35 accordingly.

Government Regulation, page 36

6. The federal anti-money laundering laws apply to the operation of our business.

We comply with all government regulations applicable to the federal anti-money laundering laws. For our debit card business, we run each applicant for the card through an anti-terrorist list and through the Office of Foreign Asset Control (OFAC) via an outside vendor and will only issue cards to those that pass the verification process. We also monitor such items as the amount of money loaded on cards. If the money loaded onto a card exceeds pre-determined levels, then an exception report is generated. We monitor how often each card is used and, if the money is transferred to other parties, how much is transferred. For the items that we monitor, we use pre-set trigger points, which, if met, will generate exception reports. After analyzing the exception reports we notify the appropriate authorities of any suspicious activity. Other parameters, such as maximum transfer amounts and ATM withdrawals amounts, govern the use of accounts where applicable or mandated. We also comply with the rules and regulations of the financial networks we have access to though supplier relationships. We have updated our disclosure under Government Regulation on page 36 accordingly.

Plan of Operation, page 37

Liquidity and Capital Resources, page 37

7. We have revised the second sentence to make clear that there is "substantial" doubt (as opposed to "some" doubt) about our ability to continue as a going concern.

8. Our statement that we expect "to generate a moderate positive cash flow from operations in the year ended August 31, 2007" was based on our expectation of material revenues from sales of our debit cards. Since we have filed our original Form SB-2, we have been developing our business pursuant to the contracts noted as subsequent events in our financial statements, with hopes of revenue generation in 2007. We are also pursuing marketing and sales arrangements with several potential distributors in North America, Europe and Africa. Although nothing is certain, we believe that we will have at least one of these arrangements concluded during the first half of 2007. We believe that we may be able to begin selling debit cards services in South Africa also during the first half of 2007. However, although we are working toward that goal, it was premature of us to state that we “expect” to earn those revenues. We have updated our disclosure under the Risk Factors on page 7 accordingly.

Financing Activities, page 38

9. On March 31, 2006, we issued shares at a price of approximately $0.01 per share, for services rendered, and on May 31, 2006, we sold shares at a price of $0.30 per share, for cash. The increase in the price between March 31 and May 31, 2006 was the result of several factors:

a) the increase in value from progress and work put into the business, such as our entry into a Consulting Agreement with Global Cash Card (“GCC”) on April 14, 2006 and a marketing and licensing agreement with GCC on May 3 2006;

b) we had begun to have positive results from contacts with potential resellers and customers, for example National Health Partners, who eventually signed a card services agreement with the Company in June, 2006; and,

c) Don Headlund had joined the company, bringing strong experience and skills to our management.

10. We valued 634,000 shares issued as compensation to Don Headlund at approximately $0.01 per share on March 31, 2006 because we had agreed to issue him shares at approximately $0.01 upon inception of the company. The work he was compensated for took place between inception and March 31, 2006. In addition, we made a mistake in disclosing that shares were “issued” on March 31, 2006 for $0.03. As indicated in Note 3 to our financial statements in the Form SB-2, we actually issued those shares in May 2006. We have updated our disclosure in the Form SB-2 to correct that statement. Between the issuance of the shares to Don Headlund and the issuance of the shares at $0.03, we signed a marketing agreement with Global Cash Card and, over time, the time and effort put into the company by management increased the value of a share in our common stock. Therefore, there was a natural progression upward of the stock price.

11. We have revised to disclose that units issued on October 24, 2006 were comprised of one share of common stock and "one half of one common share purchase warrant." We have revised Note 4 on page F-10 as appropriate.

Application of Critical Accounting Policies, page 41

12. We have revised to include full explanations, in plain English, of our critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. We have removed “going concern opinion” from this section. The new disclosure reads as follows:

     Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses and related disclosure of contingent assets and liabilities. We evaluate estimates, including those related to stock based compensation and revenue recognition on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity, that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, involve the more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

In general, our revenue recognition policy for fees and services arising from our products is consistent with the criteria set forth in Staff Accounting Bulletin 104 - Revenue Recognition in Financial Statements ("SAB 104") for determining when revenue is realized or realizable and earned. In accordance with the requirements of SAB 104, we recognize revenue when, (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) our price to the buyer is fixed or determinable; and (4) collectibility of the receivables is reasonably assured. More specifically, initiation fee revenue for our stored value cards are recognized when shipped, transaction fee revenue is recognized when the transaction is recorded, maintenance and financial float fees revenue are recognized when the products are used. Consulting fees are recognized as work is performed and per contractual terms with the customer. Costs of revenue, including the cost of printing the prepaid cards, are recorded at the time revenue is recognized.

Stock - Based Compensation

We account for equity instruments issued for services based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measurable.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”), which is a revision of SFAS No. 123 “Accounting for Compensation” (“SFAS 123”). SFAS 123R supersedes APB Opinion No 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statements of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. SFAS 123R requires all share-based payments to employees to be recognized in the income statement based on their grant date fair values over the corresponding service period and also requires an estimation of forfeitures when calculating compensation expense. The company has adopted SFAS 123R. As of August 31, 2006 we have not granted nor do we have any outstanding employee stock options.

Financial Statements

13. We have revised to state that we are a Development Stage Enterprise on the face of our financial statement in compliance with paragraph 11(a) of SFAS 7.

Statement of Cash Flows, F-4

14. We have revised to separately present non-cash stock compensation of $28,890 as a reconciling item under the "cash flows from operating activities" section of the Statement of Cash Flows.

Statement of Stockholder's Equity, F-5

15. We have revised to separately disclose amounts allocated to the par value of our common shares.

Note 1 – Formation, Background and Operations of the Company, page F-6

Stock Based Compensation, page F-8

16. We erroneously stated that we account for equity instruments issued to employees based on the intrinsic value of the equity instruments issued. Instead, we rely on the fair value method. We have updated our disclosure under Stock Based Compensation on page F-8 accordingly.

17. As we had erroneously indicated that we used the intrinsic value method to account for equity instruments issued to employees, we in fact did not use that method to value the shares that were received by Messrs. Dodak, Fann, Cox and Headlund and FWD Consulting, Inc.. Instead, we applied the fair value method. We have also revised the values of the shares issued as disclosed on pages 58-59 so that they match the values disclosed on page F-10 and are accurate.

Note 3. Private Placements of Common Stock, F-10

18. We have revised to include FWD Consulting, Inc. in our response to comment #17 above.

We look forward to any further comments you may have regarding this Form SB-2 or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at (604) 328-5771.

Yours truly,

FUNDSTECH CORP.

Per:

Encl.

cc:	Clark Wilson Attn: Kari Richardson